 =======================================================================================================================================

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       30th May 2002

NATIONAL GRID GROUP plc

(Registrant’s Name)

15 Marylebone Road
London
NW1 5JD
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: 31st May 2002

ANNEX 1 - Copy Announcement as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement to the London Stock Exchange

for 30th May 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom
------------------------------------------------------------------------------------------------------------------------------

Announcement:

National Grid Group plc –

National Grid Preliminary Results for the year ended 31 March 2002.

Embargoed for 30 May 2002 at 0700

National Grid preliminary results for the year ended 31 March 2002

Another year of strong and improved operating performance

•	Strong operating performance
	–	operating profit increased by 18% to £875 million, before exceptional items and goodwill amortisation.
	–	operating cash flow increased by 55% to £1.26 billion.
	–	earnings per share, before exceptional items and goodwill amortisation, increased by 61% to 32.1 pence.
•	Joint ventures and associate exceptional items
	–	full write down and provision for all expected related liabilities for telecoms investments in Latin America, Energis and Energis Polska.
	–	non-cash charge to reflect the impact in Argentina of the devaluation of the peso.
•	Key strategic steps
	–	Niagara Mohawk acquisition completed end January 2002, more than doubling the size of the US business. Acquisition was immediately earnings enhancing (before exceptional items and after goodwill amortisation), with a contribution of £83 million to Group operating profit.
	–	proposed merger with Lattice will enable us to strengthen profitability of the UK businesses, be earnings enhancing (before exceptional items) in first full financial year following the merger(1) and create an enhanced platform for future growth.
	–	decision taken to withdraw from investments in alternative telecoms network operations (altnets).
•	Dividend
	–	increased to 16.04 pence per share for full year, in line with stated aim of 5% real growth per year.

Financial highlights                                    Year ended          Year ended                Change
                                                        31 March 2002       31 March 2001
                                                                            (restated)**
Turnover                                                £4.4bn              £3.8bn                    up 16%

Operating profit *
      Electricity   Gas                                 £947m               £859m                     up 10%
      Telecoms*                                         £(72)m              £(120)m
      Total                                             £875m               £739m                     up 18%

Pre-tax profit *                                        £582m               £484m                     up 20%

Profit after tax and minority interests *               £491m               £295m                     up 66%

Earnings per share *                                    32.1p               20.0p                     up 61%

Dividend per share                                      16.04p              15.08p                    up 6.4%

* Before exceptional items and goodwill amortisation, including National Grid’s share of Energis’ results for 6 months to 30 September 2001, as Energis has not yet released results for the year to 31 March 2002

** Prior year numbers restated to reflect the adoption of FRS 19

James Ross, Chairman of National Grid, said:

“National Grid has once again delivered a strong operating performance from its core energy businesses and taken further strategic steps that will materially reinforce and increase the growth potential of the company.

“The acquisition of Niagara Mohawk more than doubled the size of our US business and was immediately earnings enhancing before exceptional items and after goodwill amortisation. The integration is proceeding well, and we are confident of achieving our target returns on our enlarged US energy business.

“Our decision to withdraw from the altnet sector has been accompanied by full write downs of our investments in this sector. We signalled these in our half year results and year end trading statement and today add the final element – a full write down of our Energis Polska investment and provisions for all related liabilities. Despite these disappointing exceptional charges, it is perhaps worth recalling that, net of these and our cumulative share of losses in the ventures, our overall investment in the altnet sector has generated over £1 billion of net value for shareholders. In the future, we will continue to leverage our assets and expertise to provide infrastructure services to mobile phone operators.

“Our proposed merger with Lattice will bring together two complementary businesses and enable us to enhance the performance and returns of the combined operations. In addition, the merged group’s expertise in operating both gas and electricity networks will significantly increase our growth potential.

“We enter the current financial year, therefore, with a stronger business, a clear strategy and confidence in delivering increased value for our shareholders. This is reflected in our dividend and our aim to deliver 5 per cent real growth in dividends per share until 2006.”

(1) The statement that the merger will be earnings or earnings per share enhancing should not, however, be interpreted to mean that earnings or earnings per share in the first full financial year following the merger, or in any subsequent period, will necessarily be greater than those for the relevant preceding financial period.

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the federal securities laws of the United States. These forward-looking statements rely on a number of assumptions and are subject to a number of risks and uncertainties, many of which are outside the control of National Grid, that could cause actual results to differ materially from those expressed in or implied by such statements, such as future market conditions, currency fluctuations, the behaviour of other market participants and the actions of governmental regulators. Other factors that could cause actual results to differ from those described in this announcement include the ability to integrate Lattice Group plc successfully or to realise all of the synergies from such integration or the failure to retain key management. For a more detailed description of these assumptions, risks and uncertainties, please see National Grid’s filings with the United States Securities and Exchange Commission (and, in particular, the “Risk Factors” and “Operating and Financial Review” sections in its most recent annual report on Form 20F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

Analyst presentation
Merrill Lynch, King Edward Hall, 2 King Edward Street, London EC1A 1HQ.

9:00am (UK time) today

Live telephone coverage of analyst presentation - password National Grid
Dial in number: + 44 (0) 20 8240 8241   + 44 (0) 20 8240 8240

US call in number: + 1 703 925 2400

UK instant replay available until 30 June - passcode 619 262
Dial in number: + 44 (0) 20 8288 4459
Freephone number: 0500 637 880
US instant replay available until 30 June - passcode 619 262

Dial in number: + 1 703 736 7336

Live webcast of presentation will also be available on www.nationalgrid.com

Teleconference with Roger Urwin and Stephen Box
15.00 UK time (10.00 EST   07.00 PST)
Dial in number: +44 (0) 20 8240 8243

US call in number: + 1 703 925 2400

UK instant replay available until 30 June - passcode 619 282
Dial in number: +44 (0) 20 8288 4459
Freephone number: 0500 637 880
US instant replay available until 30 June - passcode 619 282

Dial in number: + 1 703 736 7336

Photographs are available from midday on www.newscast.co.uk

Contact details

National Grid:

Investors
Marcy Reed	+44 (0)20 7312 5779	+44 (0)7768 490807(m)
Terry McCormick	+44 (0)20 7312 5785	+44 (0)7768 045139(m)
Louise Clamp	+44 (0)20 7312 5783	+44 (0)7768 555641(m)
Bob Seega (US)	+1 508 389 2598

Media
Clive Hawkins	+44 (0)20 7312 5757	+44 (0)7836 357173(m)

Citigate Dewe Rogerson:		+44 (0)20 7638 9571
Anthony Carlisle	+44 (0)7973 611888(m)

Unless otherwise indicated, profit numbers are stated before exceptional items and goodwill amortisation

GROUP RESULTS

National Grid Group increased its turnover by 16 per cent, or £0.6 billion, to £4.4 billion. The majority of this increase was the first-time contribution from the New York operation (formerly Niagara Mohawk) of National Grid USA, from 31 January 2002 to the year end.

Total operating profit for the year increased 18 per cent to £874.7 million, representing strong performance from our regulated business in the UK and the New England operation of National Grid USA, the first-time contribution of £83.1 million from the New York operation, and an £82.5 million reduction in our share of losses from Intelig in Brazil. The operating profit includes our share of Energis’ results only for the 6 months ended 30 September 2001, as Energis has not yet released results for the year ended 31 March 2002.

Profit before tax was up 20 per cent to £582.2 million (£484.3 million for the year ended 31 March 2001).

The tax charge on the profit for the year, excluding exceptional items, was £85.4 million after the release of £73.0 million of prior year tax provisions, representing an effective tax rate of 17.4 per cent. In accordance with Financial Reporting Standard (FRS) 19, the charge includes full provision for deferred tax.

Profit after tax and minority interests was £490.5 million, up 66 per cent from £295.3 million for the year ended 31 March 2001.

Earnings per share, excluding exceptional items and goodwill amortisation, increased 12.1 pence to 32.1 pence. As a result of the exceptional charges noted below, basic earnings per share fell 77.3 pence to a loss of 32.3 pence.

There have been substantial net post-tax exceptional charges of £893.4 million, most of which were signalled at our half year results announcement and in our year end trading statement. They comprise:

Write down of altnet joint ventures and associate (total £754.5 million):
º	A £272.7 million charge (£290.4 million before tax) announced in November 2001 to write down fully the carrying value of our Latin American telecoms investments and provide for all expected related liabilities.
º	A net £372.0 million charge, before and after tax, relating to Energis. This primarily represents the full write down of our 32.5 per cent shareholding.
º	A £109.8 million charge, before and after tax, to write down fully the carrying value of our investment in Energis Polska and provide for all expected related liabilities, including a Euro125 million European Investment Bank loan guarantee.

Organisational restructuring costs (total £72.9 million):
º	US integration costs of £44.5 million (£74.8 million before tax).
º	UK restructuring costs of £28.4 million (£40.5 million before tax).
Net financing and other costs (total £66.0 million):
º	Exceptional profits of £32.6 million, before and after tax, arising primarily from disposals of property and our interest in the Manx Cable Company.
º	A £92.5 million, before and after tax, non-cash charge in respect of our share of the impact of the devaluation of the Argentine peso on Transener’s balance sheet.
º	Other miscellaneous exceptional costs of £6.1 million, before and after tax.

Group net debt rose £4.3 billion to £8.2 billion. This increase was primarily due to the acquisition of Niagara Mohawk. As a result, net interest, excluding exceptional items, increased £37.4 million to £292.5 million. Interest cover, excluding exceptional items, goodwill amortisation and the impact of exchangeable bonds, was 3.6 times, compared to 3.5 times for the prior year.

Cash flow from operations for the year was £1.26 billion, up 55 per cent from last year, largely as a result of improved operating profit and the recovery of commodity costs incurred in prior periods. Capital expenditure, including capitalised interest, increased to £593.3 million (£535.8 million for the year ended 31 March 2001). The increase was primarily due to the continuing implementation of the automated meter reading (AMR) programme in New England and capital expenditure incurred by our operations in New York.

Final dividend

As announced on 22 April 2002, the Board is recommending a final dividend of 9.58 pence per ordinary share to be paid on 15 August to shareholders on the register on 7 June. This brings the total dividend for the year to 16.04 pence per ordinary share, a 6.4 per cent increase compared with last year, in line with our aim to increase dividends by 5 per cent in real terms in each financial year to 31 March 2006. This dividend per share is covered 2.0 times (2001: 1.3 times) by earnings per share excluding exceptional items and goodwill amortisation.

REVIEW OF OPERATIONS

ELECTRICITY NETWORKS

UK Transmission

Since 1 April 2001, our transmission asset owner (TO) and system operator (SO) functions have been separately regulated. TO revenues continue to be subject to an RPI-x price control, effective until March 2006, while new annual incentive scheme targets were agreed for our SO function as part of the New Electricity Trading Arrangements (NETA).

UK Transmission achieved operating profits of £524.7 million, an increase of £38.4 million, with our TO business contributing £467.4 million and the SO £57.3 million. This strong operating profit performance was driven by a reduction in controllable costs and a much better than expected outcome under the new Balancing Services Incentive Scheme (BSIS).

Following a review of our UK transmission operations, we have launched a series of initiatives to deliver further savings across this business. These initiatives resulted in a real reduction in our TO controllable costs of 8 per cent during the year. We have already announced that we will be able to reduce these costs by 30 per cent in real terms over the price control period, up from our initial target to reduce costs by 20 per cent. Exceptional reorganisation costs resulted primarily from the UK business review and amounted to £40.5 million before tax (£28.4 million after tax).

Following seven successive years of outperforming our targets under the Transmission Services Scheme, we have performed well under the new BSIS. We delivered incentivised costs £118.8 million below our target, contributing £46.3 million to SO operating profits, the remainder coming from a return on SO assets. We have agreed a one-year extension of the BSIS scheme, with a lower target for costs and higher sharing factors on gains and losses.

US Electricity and Gas

National Grid USA also performed strongly during the year, including an initial operating profit contribution of £83.1 million from the New York operation following the acquisition of Niagara Mohawk, completed on 31 January 2002.

Operating profits from energy delivery within our New England operation amounted to £242.3 million, compared to £221.2 million last year.

Continued efficiency savings have resulted in a further 5 per cent underlying reduction in real terms in distribution controllable costs, bringing the total reduction to date to 16 per cent in real terms. This contributed to a £10.8 million increase in distribution profits. The remainder of the increase in energy delivery profits was primarily driven by regulated returns on a higher rate base in transmission.

As expected, operating profit from stranded cost recovery and generation in New England continued its downward trend. The contribution from this and our New England joint ventures was £49.4 million compared to £69.6 million the year before, principally due to a one-off benefit of £15.2 million in Rhode Island last year.

In New York, operating profits for the two months since acquisition amounted to £83.1 million, including £66.8 million from our electricity business and £17.0 million from our gas business. These profits resulted in the acquisition of Niagara Mohawk being immediately earnings enhancing after goodwill amortisation but before exceptional integration costs. Exceptional integration costs were £74.8 million before tax (£44.5 million after tax).

The pre-tax nominal return on our New England electricity business was 9.4 per cent in the year to 31 March 2002, compared to 9.1 per cent in the prior year, after adjusting for the £15.2 million one-time recovery of stranded costs in Rhode Island. The improvement in return occurred notwithstanding the impact of a sluggish economy (normalised kWh deliveries grew by just 0.25 per cent), service quality penalties of £4.6 million, and costs associated with the acceleration of AMR. We are on track to deliver our target of 10.5 per cent pre-tax nominal return on our investment for the enlarged US business for the year to March 2005, largely through a further 20 per cent reduction in controllable costs. These cost savings will result from the integration plan for our New York operation, the introduction of AMR, and other performance improvements.

Other electricity operations

As expected, operating profit from UK Interconnectors was down £23.0 million to £19.8 million. This reflects the replacement of the previous long-term contract with EdF by a series of auctions of interconnector capacity combined with the effect of low UK wholesale prices.

Our other electricity operations performed in line with last year, with our overall share of operating profits from electricity joint ventures rising from £35.3 million to £36.1 million. In Argentina, the devaluation of the peso adversely affected Transener’s balance sheet, since its borrowings are in US dollars. As a result, we have accounted for our £92.5 million share of the joint venture's non-cash exceptional foreign exchange losses.

TELECOMS

The Board has decided to withdraw from the altnet sector. Our focus going forward will be on offering infrastructure services, primarily to mobile telecommunications operators.

Energis and Energis Polska

These results include National Grid's share of Energis' unaudited results for the six months ended 30 September 2001 only, as Energis has not yet released its financial results for the year ended 31 March 2002. The collapse of the market value of Energis has caused us to write-down fully the carrying value of our 32.5 per cent shareholding, contributing to a net exceptional charge of £372.0 million.

As Energis is withdrawing from operations in Continental Europe, we are seeking either a new partner or a buyer for Energis Polska. We anticipate that the future ownership of the joint venture will be resolved by the autumn. Given the current market uncertainties, we have written down fully the carrying value of our share of the joint venture and provided for all expected related liabilities, including the full amount of the European Investment Bank (EIB) loan guarantee. This resulted in an exceptional charge totalling £109.8 million.

Latin American telecoms businesses

Our share of operating losses related to our Latin American telecoms investments fell sharply to £44.2 million, compared to £120.3 million for the previous year.

As announced in November 2001, we have reviewed these investments in the light of sector and regional difficulties and have written down fully our investments and provided for all expected related liabilities, a total of £290.4 million.

We continue to progress our exit from Intelig, Silica and Manquehue net. Given the sector and regional difficulties, value recovery is uncertain but we are confident that the outcome will be within the provisions we announced in November.

INFRASTRUCTURE SERVICES

National Grid is well positioned to create shareholder value in the infrastructure services business, targeted particularly at the mobile telecommunications industry. This position will be strengthened by the proposed addition of Lattice’s SST business.

In the UK, GridCom signed a contract with Hutchison 3G to install 1,000 initial sites, and discussions with other operators are at an advanced stage.

In the US, NEESCom continues to produce positive operating profits before goodwill amortisation. Additionally, we believe that the US provides attractive opportunities to replicate GridCom’s successful model. We expect to launch this business in the US during 2002.

PROPOSED MERGER WITH LATTICE

On 22 April 2002, we announced our intention to merge with Lattice to form National Grid Transco. The merger will create a leading international energy delivery company. Completion is targeted for the autumn of this year.

The merged group will utilise the complementary assets and skills of the combined businesses of National Grid and Lattice to create value for shareholders and benefits to our customers. We expect the merger to enhance earnings per share, before exceptional integration costs, in the first full financial year after completion(1).

The merger requires the approval of National Grid shareholders which will be sought at an EGM, expected to be held on the same day as the National Grid AGM, on 23 July 2002. In addition, the merger requires the approval of Lattice shareholders and sanction of the High Court in relation to the Lattice scheme of arrangement. Certain regulatory approvals are also required in the UK and these are being progressed. The only US regulatory approval outstanding is that of the Securities and Exchange Commission (under the Public Utility Holding Company Act of 1935). We expect to have obtained all the necessary approvals by the autumn of this year.

OUTLOOK

We are confident of delivering further improvements in operating performance from our existing businesses. In addition, the proposed merger with Lattice will enable us to strengthen profitability of the UK businesses and create a platform for future growth.

In the UK, we continue to demonstrate our expertise in the operation of complex regulated networks. This core business made excellent progress during the year and will continue to add shareholder value and generate strong positive cashflows in the future.

In the US, the acquisition of Niagara Mohawk represents an important step in the continuing development of our US business. We will continue to take advantage of opportunities provided by our rate plans and integration synergies to improve performance and to achieve our target returns.

We also see opportunities to grow our infrastructure services businesses, particularly for mobile telecommunications operators. The combination of GridCom and Lattice’s SST business will create the third largest independent provider of communications towers and related services to mobile operators in the UK. We have a similar opportunity to leverage our core business assets and skills in the US.

Our confidence in the strength and prospects of our business allows us to confirm our aim to deliver sustained real dividend growth, targeting an increase in dividends per share by 5 per cent in real terms each year until 2006.

NATIONAL GRID GROUP plc
GROUP PROFIT AND LOSS ACCOUNT
Year ended 31 March 2002                                                                   2002              2001
                                                                                                       (restated)
                                                                         Notes               £m                £m
Group turnover
- Continuing operations                                                   5(a)         3,921.9          3,799.7
- Acquisition                                                             5(a)           479.1                -
                                                                                     ----------        ----------
                                                                                       4,401.0          3,799.7
Operating costs                                                                       (3,893.6)         (3,094.2)
                                                                                     ----------        ----------
Operating profit of Group undertakings
- Continuing operations                                                   5(c)           505.7            705.5
- Acquisition                                                             5(c)             1.7                -
Share of joint ventures' and associate's
  operating loss (continuing operations)                                  5(c)          (636.8)            (96.0)
                                                                                     ----------        ----------
Operating (loss)/profit
- Before exceptional items and goodwill
    amortisation                                                          5(b)           874.7            739.4
- Exceptional costs                                                       6(a)          (121.4)            (45.3)
- Impairment of investments in joint
    ventures and associate                                                6(b)          (792.3)                -
- Goodwill amortisation                                                                  (90.4)            (84.6)
                                                                                     ----------        ----------
Total operating (loss)/profit - continuing
  operations, including acquisition                                       5(c)          (129.4)            609.5
Exceptional profit relating to
  partial disposal of Energis                                             6(c)            20.1            243.3
Profit on disposal of investments                                         6(d)            10.6             20.1
Profit on disposal of tangible fixed assets                                               22.0                -

Net interest (excluding exceptional items)                               7              (292.5)           (255.1)
Net interest (exceptional items)                                         7               (92.5)                -
                                                                                     ----------        ----------
Net interest (total)                                                     7              (385.0)           (255.1)
(Loss)/profit on ordinary activities                                                 ----------        ----------
  before taxation                                                                       (461.7)            617.8
- Taxation (excluding exceptional items)                                 8               (85.4)           (182.1)
- Taxation (exceptional items)                                           8                60.1            235.4
                                                                                     ----------        ----------
Taxation (total)                                                         8               (25.3)             53.3
                                                                                     ----------        ----------
(Loss)/profit on ordinary activities after taxation                                     (487.0)            671.1
Minority interests                                                                        (6.3)             (6.9)
                                                                                     ----------        ----------
(Loss)/profit for the year                                                              (493.3)            664.2
Dividends                                                                9              (264.6)           (223.0)
                                                                                     ----------        ----------
Retained (loss)/profit                                                                  (757.9)            441.2
                                                                                         ======            ======

NATIONAL GRID GROUP plc
GROUP PROFIT AND LOSS ACCOUNT (continued)
Year ended 31 March 2002

                                                                                           2002              2001
(Loss)/earnings per ordinary share                                  Notes                              (restated)
Basic, on (loss)/profit for the year                                  10               (32.3)p           45.0p
Basic, on adjusted profit for the year*                               10                32.1p          20.0p
Diluted, on (loss)/profit for the year                                10               (32.3)p          43.0p
Diluted, on adjusted profit for the year*                             10                32.1p          19.8p
* Adjusted profit excludes exceptional items
     and goodwill amortisation
Dividends per ordinary share                                          9                 16.04p          15.08p

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
Year ended 31 March 2002

                                                                                           2002              2001
                                                                                                       (restated)
                                                                          Note               £m                £m
(Loss)/profit for the year                                                              (493.3)            664.2
Exchange adjustments                                                                     (58.3)            (14.7)
Tax on exchange adjustments                                                               21.6             31.9
                                                                                     ----------        ----------
Total recognised gains and losses relating
  to the year                                                                           (530.0)            681.4
                                                                                     ----------            ======
Prior year adjustment                                                        1          (802.3)
                                                                                     ----------
Total gains and losses recognised since
  last annual report                                                                  (1,332.3)
                                                                                         ======

NATIONAL GRID GROUP plc
SUMMARISED GROUP BALANCE SHEET
At 31 March 2002
                                                                                           2002              2001
                                                                                                       (restated)
                                                                          Note               £m                £m
Fixed assets
Intangible assets - goodwill                                                           2,113.0          1,386.2
Tangible assets                                                                        9,121.7          5,617.3
Investments
  - Joint ventures (net of impairment)                                                    57.0            398.8
  - Associate (net of impairment)                                                            -            401.9
  - Other investments                                                                    241.3            145.1
                                                                                     ----------        ----------
Total Investments                                                                        298.3            945.8
                                                                                     ----------        ----------
                                                                                      11,533.0          7,949.3
                                                                                     ----------        ----------
Current assets
Stocks                                                                                    56.1             34.1
Debtors (due within one year)                                                          1,527.9            880.4
Debtors (due after one year)                                                           4,054.4          1,053.9
Assets held for exchange                                                                  16.6             16.6
Investment held for resale                                                                15.4                -
Cash and deposits                                                                        212.6            271.2
                                                                                     ----------        ----------
                                                                                       5,883.0          2,256.2
Creditors (due within one year)                                                       (2,969.3)         (2,213.7)
                                                                                     ----------        ----------
Net current assets                                                                     2,913.7             42.5
                                                                                     ----------        ----------
Total assets less current liabilities                                                 14,446.7          7,991.8
Creditors (due after one year)                                                        (8,118.0)         (3,755.5)
Provisions for liabilities and charges                                                (3,034.3)         (1,521.0)
                                                                                     ----------        ----------
Net assets employed                                                                    3,294.4          2,715.3
                                                                                         ======            ======
Capital and reserves
Called up share capital                                                                  177.7            148.5
Share premium account                                                                  1,243.4                -
Merger reserve                                                                           359.5            303.1
Profit and loss account                                                                1,416.0          2,221.9
                                                                                     ----------        ----------
Equity shareholders' funds                                            11               3,196.6          2,673.5
Minority interests                                                                        97.8             41.8
                                                                                     ----------        ----------
                                                                                       3,294.4         2,715.3

                                                                                        ======            ======

NATIONAL GRID GROUP plc
SUMMARISED GROUP CASH FLOW STATEMENT
Year ended 31 March 2002

                                                                                          2002               2001
                                                                        Note                £m                 £m
Net cash inflow from operating activities                             12              1,255.4             810.6

Dividends from joint ventures                                                            12.8              20.3

Net cash outflow for returns on
  investments and servicing of finance                                                 (357.5)            (306.9)

Net corporate tax paid                                                                   (7.3)            (137.2)

Net cash outflow for capital
  expenditure                                                                          (464.4)            (457.6)

Net cash outflow for
  acquisitions and disposals                                                           (946.7)            (582.2)

Equity dividends paid                                                                  (229.5)            (212.5)
                                                                                    ----------         ----------
Net cash outflow before the
  management of liquid
  resources and financing                                                              (737.2)            (865.5)

Net cash inflow from the
  management of liquid resources                                                        336.2             775.2

Net cash inflow from financing                                                          454.6              88.4
                                                                                    ----------         ----------
Movement in cash and overdrafts                                                          53.6              (1.9)
                                                                                        ======             ======

NATIONAL GRID GROUP plc

NOTES

1.           Prior year adjustments

The adoption of Financial Reporting Standard 19 "Deferred Tax" (FRS 19) has resulted in a change in the method of accounting for deferred tax, from a partial to a full provision basis. This change in accounting policy has been reflected in the accounts as a prior year adjustment in accordance with Financial Reporting Standard 3. As a result, equity shareholders' funds at 31 March 2001 have been reduced by £802.3m and the comparative amount of profit after taxation for the year ended 31 March 2001 has been reduced by £104.8m.

Prior year numbers have also been revised for the presentation of the minority interests' share of the results of associated undertakings. The minority interests, which were previously reported within operating profit, net interest and taxation, are now included within minority interests.

2.           Acquisition of Niagara Mohawk Inc

On 31 January 2002, the acquisition of Niagara Mohawk was completed. The total consideration of £2,186.5m was satisfied by the issue of shares of £1,269.9m and cash, including acquisition costs, of £916.6m. The acquisition has been accounted for using the acquisition method of accounting.

The provisional fair value attributed to the separately identifiable net assets of Niagara Mohawk is £1,376.4m, resulting in goodwill of £810.1m being recognised which is being amortised over 20 years. As a result of the acquisition of Niagara Mohawk taking place late in the financial year, fair values and goodwill are provisional and may be subject to revision during the current financial year.

3.            Group reconstruction

During the year, National Grid Group plc (formerly New National Grid plc) was introduced as the new holding company of the National Grid Group by way of a Scheme of Arrangement under section 425 of the Companies Act 1985. This transaction has been accounted for as a group reconstruction and merger accounting principles have been applied in the preparation of this statement. The effect of this accounting treatment is to present the consolidated results of National Grid Group plc as if National Grid Group plc had always been the holding company of the Group.

4.            Energis plc ("Energis")

In respect of the results included in the Group accounts for the year ended 31 March 2002 for the associate, Energis, the Group accounts only include the Group's share of the unaudited results for the six month period ended 30 September 2001. The results of Energis for the year ended 31 March 2002 were not available at the date of this announcement.

NATIONAL GRID GROUP plc
NOTES

5.       Segmental analysis

                                                                                           2002              2001
a) Turnover                                                                                  £m                £m
Transmission - UK                                                                      1,241.8          1,315.6
Transmission - USA                                                                       208.2            194.7
Distribution - USA                                                                     1,678.5          1,519.0
Stranded costs recovery and generation-USA                                               251.5            334.9
Interconnectors - UK                                                                      63.1             83.6
Interconnectors - USA                                                                     45.5             47.9
Telecommunications                                                                        30.3             43.3
Other activities (i)                                                                     457.7            305.9
Sales between businesses                                                                 (54.7)            (45.2)
                                                                                     ----------        ----------
                                                                                       3,921.9          3,799.7
Acquisition (Niagara Mohawk)
Electricity - USA                                                                        375.0                -
Gas - USA                                                                                104.1                -
                                                                                     ----------        ----------
                                                                                         479.1                -
                                                                                     ----------        ----------
Group turnover - continuing operations                                                 4,401.0          3,799.7
                                                                                         ======            ======
Europe                                                                                 1,729.3          1,696.6
North America                                                                          2,671.7          2,103.1
                                                                                     ----------        ----------
                                                                                       4,401.0          3,799.7
                                                                                         ======            ======

(i) Turnover primarily comprises EnMo, which provides the On-the-day Commodity Market for gas trading in Great Britain, and contracting activities.

Stranded costs recovery

Under settlement agreements reached as part of industry restructuring, National Grid USA is allowed to recover its costs (net of sales proceeds) and, where applicable, a return on those costs, associated with its ongoing efforts to exit the generation business.

NATIONAL GRID GROUP plc
NOTES
5.       Segmental analysis (continued)
                                                                                           2002              2001
                                                                                                       (restated)
b) Operating profit - before exceptional items and goodwill                                  £m                £m
       amortisation
Transmission - UK                                                                        524.7            486.3
Transmission - USA                                                                        60.3             49.6
Distribution - USA                                                                       165.6            154.8
Stranded costs recovery and generation - USA                                              44.3             61.7
Interconnectors - UK                                                                      19.8             42.8
Interconnectors - USA                                                                     17.3             22.3
Interconnectors - Other                                                                      -             (0.1)
Telecommunications                                                                       (17.2)             (3.0)
Other activities                                                                          (4.8)              6.7
                                                                                     ----------        ----------
                                                                                         810.0            821.1
Acquisition (Niagara Mohawk)
Electricity - USA                                                                         66.8                -
Gas - USA                                                                                 17.0                -
Other - USA                                                                               (0.7)                -
                                                                                     ----------        ----------
                                                                                          83.1                -
                                                                                     ----------        ----------
Group undertakings                                                                       893.1            821.1
                                                                                     ----------        ----------
Telecommunications - Energis                                                              (3.7)              4.4
Telecommunications - Intelig                                                             (35.5)           (118.0)
Telecommunications - Other                                                               (15.3)             (3.4)
Other electricity activities                                                              36.1             35.3
                                                                                     ----------        ----------
Joint ventures and associate                                                             (18.4)            (81.7)
                                                                                     ----------        ----------
Total operating profit - before exceptional items and
  goodwill amortisation                                                                  874.7            739.4
                                                                                         ======            ======

Europe                                                                                   511.3            545.0
North America                                                                            378.3            288.0
Latin America                                                                            (19.3)            (97.8)
Rest of the World                                                                          4.4              4.2
                                                                                     ----------        ----------
                                                                                         874.7            739.4
                                                                                         ======            ======

Electricity                                                                              931.2            860.4
Gas                                                                                       15.2             (1.0)
Telecommunications                                                                       (71.7)           (120.0)
                                                                                     ----------        ----------
                                                                                         874.7            739.4
                                                                                         ======            ======

NATIONAL GRID GROUP plc
NOTES
5.        Segmental analysis (continued)                                                   2002              2001
c) Operating profit - after exceptional items and goodwill                                             (restated)
      amortisation                                                                           £m                £m
Transmission - UK                                                                        484.9            486.3
Transmission - USA                                                                        48.0             37.6
Distribution - USA                                                                       110.5            101.8
Stranded costs recovery and generation - USA                                              44.3             61.7
Interconnectors - UK                                                                      19.8             42.8
Interconnectors - USA                                                                     17.3             22.3
Interconnectors - Other                                                                      -             (0.1)
Telecommunications                                                                       (21.6)             (7.3)
Other activities                                                                         (11.5)              5.7
Impairment of investments in joint ventures and associate                               (186.0)                -
Exceptional costs - USA                                                                      -            (45.3)
                                                                                     ----------        ----------
                                                                                         505.7            705.5
Acquisition (Niagara Mohawk)
Electricity - USA                                                                         61.4                -
Gas - USA                                                                                 15.8                -
Other - USA                                                                               (0.7)                -
Exceptional Costs - USA                                                                  (74.8)                -
                                                                                     ----------        ----------
                                                                                           1.7                -
                                                                                     ----------        ----------
Group undertakings                                                                       507.4            705.5
                                                                                     ----------        ----------
Telecommunications - Energis                                                            (407.5)             (9.4)
Telecommunications - Intelig                                                            (151.7)           (118.0)
Telecommunications - Other                                                              (113.7)             (3.9)
Other electricity activities                                                              36.1             35.3
                                                                                     ----------        ----------
Joint ventures and associate                                                            (636.8)            (96.0)
                                                                                     ----------        ----------
Total operating profit - after exceptional items and
  goodwill amortisation                                                                 (129.4)            609.5
                                                                                         ======            ======
Europe                                                                                   (48.8)            531.2
North America                                                                            225.1            172.4
Latin America                                                                           (310.1)            (98.3)
Rest of the World                                                                          4.4              4.2
                                                                                     ----------        ----------
                                                                                        (129.4)            609.5
                                                                                         ======            ======
Electricity                                                                              811.9            749.1
Gas                                                                                       14.0             (1.0)
Telecommunications                                                                      (880.5)           (138.6)
Exceptional costs - USA                                                                  (74.8)                -
                                                                                     ----------        ----------
                                                                                        (129.4)            609.5
                                                                                         ======            ======

NATIONAL GRID GROUP plc

NOTES

6.           Exceptional items

a)           Exceptional costs

Exceptional costs incurred of £121.4m (£79.0m after tax) comprise restructuring costs incurred as a result of the acquisition of Niagara Mohawk amounting to £74.8m (£44.5m after tax), a business reorganisation within the UK amounting to £40.5m (£28.4m after tax) and other exceptional costs of £6.1m (£6.1m after tax).

b)           Impairment of investments in joint ventures and associate

The exceptional charge of £792.3m (£774.6m after tax) relates to the write down of the Group’s investments in its telecoms joint ventures and associate. The exceptional charge comprises a write-down of the carrying value of these investments of £606.3m (£588.6m after tax) to their estimated recoverable amounts, and the recognition of related liabilities of £186.0m (£186.0m after tax).

c)           Partial disposal of Energis

The exceptional profit of £20.1m (£20.1m after tax) relating to the partial disposal of Energis arises from a reduction in the Group's interest in Energis as a result of the issue of shares by Energis relating to the acquisition by Energis of further shares in Ision.

d)           Profit on disposal of investments

The exceptional profit of £10.6m (£10.6m after tax) relates to the net gain on the disposal of a joint venture.

e)           Exceptional net interest charge

As a result of the devaluation of the Argentinean Peso, the Group has recognised its share of a joint venture's exceptional financing related foreign exchange cost of £92.5m (£92.5m after tax).

NATIONAL GRID GROUP plc
NOTES

7.       Net interest

                                                                                           2002              2001
                                                                                                       (restated)
                                                                                             £m                £m
Interest payable and similar charges                                                     346.4            350.1
Interest capitalised                                                                     (25.7)            (20.7)
Interest receivable and similar income                                                   (72.6)           (112.9)
                                                                                     ----------        ----------
                                                                                         248.1            216.5
Joint ventures and associate (including exceptional
  charge)                                                                                136.9             38.6
                                                                                     ----------        ----------
                                                                                         385.0            255.1
                                                                                         ======            ======

Comprising:
Net interest, excluding exceptional net interest                                         292.5            255.1
Exceptional net interest (note 6 e)                                                       92.5                -
                                                                                     ----------        ----------
                                                                                         385.0            255.1
                                                                                         ======            ======

8.       Taxation

                                                                                           2002              2001
                                                                                                       (restated)
                                                                                             £m                £m
Tax on profit for the year                                                                98.3            (51.3)
Adjustment in respect of prior years                                                     (73.0)             (2.0)
                                                                                     ----------        ----------
                                                                                          25.3            (53.3)
                                                                                         ======            ======

Comprising:
Taxation - excluding exceptional items                                                    85.4            182.1
Taxation - exceptional tax credit                                                            -           (229.5)
Taxation - exceptional items                                                             (60.1)             (5.9)
                                                                                     ----------        ----------
                                                                                          25.3            (53.3)
                                                                                         ======            ======

NATIONAL GRID GROUP plc
NOTES

9.       Dividends
                                                                  2002           2001           2002          2001
                                                                                                  £m            £m
                                                                 pence          pence
                                                                 (per ordinary share)
Interim                                                           6.46           6.05           95.6          89.5
Proposed final                                                    9.58           9.03          169.0         133.5
                                                            ----------     ----------     ----------    ----------
                                                                 16.04          15.08          264.6         223.0
                                                                ======         ======         ======        ======

The proposed final dividend of 9.58p per ordinary share will be paid on 15 August 2002 to shareholders on the register on 7 June 2002.

10.           (Loss)/earnings per ordinary share

Basic loss per ordinary share for the year ended 31 March 2002 of 32.3p (2001: earnings of 45.0p (restated)) is calculated based on a loss for the year of £493.3m (2001: profit of £664.2m (restated)) and 1,526.8m (2001: 1,475.8m) shares – being the weighted average number of shares in issue during the year, excluding the shares held by employee share trusts.

Basic earnings per ordinary share on the adjusted profit for the year ended 31 March 2002 of 32.1p (2001: 20.0p (restated)), excludes exceptional items and goodwill amortisation totalling £983.8m (2001: £368.9m (net credit and restated)), and is based on earnings of £490.5m (2001: £295.3m (restated)).

For the purposes of calculating diluted loss/earnings per share, loss/earnings and the weighted average number of shares have been adjusted for the effects of all dilutive potential ordinary shares. In respect of 2002, there is no dilutive impact.

11.           Reconciliation of movement in equity shareholders' funds

                                                                                           2002              2001
                                                                                                       (restated)
                                                                                             £m                £m
(Loss)/profit for the year                                                              (493.3)            664.2
Dividends                                                                               (264.6)           (223.0)
                                                                                     ----------        ----------
                                                                                        (757.9)            441.2
Issue of ordinary shares                                                               1,317.7              0.9
Exchange adjustments                                                                     (58.3)            (14.7)
Tax on exchange adjustments                                                               21.6             31.9
                                                                                     ----------        ----------
Net increase in equity shareholders' funds                                               523.1            459.3
Equity shareholders' funds at start of year                                            2,673.5*          2,214.2*
                                                                                     ----------        ----------
Equity shareholders' funds at end of year                                              3,196.6          2,673.5
                                                                                         ======            ======
*  originally £3,475.8m (2001: £2,909.0m) before deducting prior year adjustment of £802.3m (2001 : £694.8m)

NATIONAL GRID GROUP plc
NOTES

12.      Net cash inflow from operating activities

                                                                                           2002              2001
                                                                                                       (restated)
                                                                                             £m                £m
Operating profit of Group undertakings                                                   507.4            705.5
Depreciation and amortisation                                                            436.9            380.0
Impairment of investments in joint ventures                                              186.0                -
Profit on disposal of tangible fixed assets                                                  -             (6.6)
Decrease/(increase) in stocks                                                             14.0             (7.9)
Decrease/(increase) in debtors                                                           203.0           (189.8)
Decrease in creditors                                                                   (108.6)            (55.3)
Increase/(decrease) in provisions                                                         10.5            (11.7)
Other                                                                                      6.2             (3.6)
                                                                                     ----------        ----------
                                                                                       1,255.4            810.6
                                                                                         ======            ======

13.      Movement in net debt

                                                                                           2002              2001
                                                                                             £m                £m
Movement in cash and overdrafts                                                           53.6             (1.9)
Cash inflow from the management of liquid resources                                     (336.2)           (775.2)
Increase in borrowings                                                                  (442.4)            (81.4)
                                                                                     ----------        ----------
Change in net debt resulting from cash flows                                            (725.0)           (858.5)
Acquisition of Group undertakings                                                     (3,621.3)           (162.2)
Certificates of tax deposit surrendered                                                      -             (3.6)
Exchange adjustments                                                                      19.9           (218.0)
Other non-cash movements                                                                   3.9            (12.3)
                                                                                     ----------        ----------
Movement in net debt in the year                                                      (4,322.5)         (1,254.6)
Net debt at start of year                                                             (3,918.2)         (2,663.6)
                                                                                     ----------        ----------
Net debt at end of year                                                               (8,240.7)         (3,918.2)
                                                                                         ======            ======

NATIONAL GRID GROUP plc

NOTES

14.           Differences between UK and US Generally Accepted Accounting Principles ("GAAP")

The Group prepares its consolidated accounts in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The significant adjustments necessary to restate net income and equity shareholders' funds in accordance with US GAAP are set out below.

a)       Net income
                                                                                           2002              2001
                                                                                                       (restated)
                                                                                             £m                £m
Profit for the year, excluding exceptional  items                                        400.1            210.7
Exceptional items after taxation                                                        (893.4)            453.5
                                                                                     ----------        ----------
Net (loss)/income under UK GAAP                                                         (493.3)            664.2
                                                                                     ----------        ----------
Adjustments to conform with US GAAP
  Deferred taxation                                                                        6.7            (27.2)
  Pensions                                                                                29.4             18.9
  Share option schemes                                                                    (1.6)             (5.3)
  Tangible fixed assets                                                                    3.4              3.4
  Financial instruments                                                                  (82.8)            (55.4)
  Issue costs associated with EPICs                                                       (1.8)             (1.8)
  Carrying value of EPICs liability                                                      203.1            152.5
  Severance and integration costs                                                         67.4             23.6
  Recognition of income                                                                   (4.7)            (17.0)
  Goodwill                                                                                78.4             (1.6)
  Share of joint ventures' and associate's adjustments to
    conform with US GAAP                                                                  37.0             56.0
  Other                                                                                   (4.3)                -
                                                                                     ----------        ----------
Total US GAAP adjustments                                                                 330.2           146.1
                                                                                     ----------        ----------
Net (loss)/income under US GAAP                                                          (163.1)           810.3
                                                                                         ======            ======

Basic (loss)/earnings per share - US GAAP                                               (10.7)p             54.9p
Diluted (loss)/earnings per share - US GAAP                                             (10.7)p             52.1p

Net  (loss)/income  under US GAAP includes net losses of £892.9m  (2001 net gains of £527.9m)  which are treated as  exceptional  items under UK GAAP.

NATIONAL GRID GROUP plc
NOTES

14.      Differences between UK and US Generally Accepted Accounting
           Principles ("GAAP") (continued)

b)       Equity shareholders' funds                                                        2002              2001
                                                                                                       (restated)
                                                                                             £m                £m
Equity shareholders' funds under UK GAAP                                               3,196.6          2,673.5
                                                                                     ----------        ----------
Adjustments to conform with US GAAP
  Deferred taxation                                                                     (51.7)            (47.2)
  Pensions                                                                               216.5            178.7
  Shares held by employee share trusts                                                  (45.7)            (10.2)
  Ordinary dividends                                                                     169.0            133.5
  Tangible fixed assets                                                                  (38.2)            (41.6)
  Financial instruments                                                                  (81.5)            (45.5)
  Issue costs associated with EPICs                                                        1.9              3.7
  Carrying value of EPICs liability                                                      240.6             37.5
  Severance liabilities                                                                   14.8                -
  Recognition of income                                                                  (21.7)            (17.0)
  Regulatory assets                                                                       34.4                -
  Goodwill                                                                               105.1             34.1
  Share of joint ventures' and associate's adjustments to
    conform with US GAAP                                                                  20.7             21.3
  Other adjustments                                                                       (1.8)             (0.8)
                                                                                     ----------        ----------
Total US GAAP adjustments                                                                562.4            246.5
                                                                                     ----------        ----------
Equity shareholders' funds under US GAAP                                               3,759.0          2,920.0
                                                                                         ======            ======

National Grid has adopted Statement of Financial Accounting Standards (SFAS) 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS 142 "Accounting for Goodwill and Other Intangible Assets" with effect from 1 April 2001. However, the associate has not applied SFAS 142 with effect from 1 April 2001, and consequently the US GAAP results reflect National Grid's share of the associate's goodwill amortisation.

SFAS 133, as amended by SFAS 137 and 138, establishes accounting and reporting standards for derivative instruments and hedging activities. The effect of adopting SFAS 133 at 1 April 2001 has been to reduce US GAAP net income and equity shareholders' funds by £13.9m (net of tax).

SFAS 142 requires that goodwill should no longer be amortised and that it must be reviewed for impairment ("transitional goodwill impairment test") within six months of adoption, and annually thereafter. The transitional goodwill impairment test conducted at 1 April 2001, and the annual impairment test conducted at 31 March 2002 revealed that National Grid had no impairment to recognise.

NATIONAL GRID GROUP plc

NOTES

14.           Differences between UK and US Generally Accepted Accounting Principles ("GAAP") (continued)

If SFAS 142 had been in effect for the year ended 31 March 2001, reported net income under US GAAP would have been higher by £70.9m.

15.            Basis of preparation

The financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985, has been derived from the statutory accounts for the year ended 31 March 2002, which will be filed with the Registrar of Companies in due course. The auditors' report on these accounts is unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

This preliminary results announcement was approved by the Board of Directors on 29 May 2002.